SALES & REVENUE TARGETS



Total Product Sales, Revenue & EBITDA by Year
Pouches - Master Distributor
Pouches - Distributor
Pouches - Retail
Wholesale (10lb bag)
Revenue ($m) - RHS Axis
EBITDA ($m) - RHS Axis
Total Product Sold (Lb)
$(m) - Revenue / EBITDA
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
135
120
105
90
75
60
45
30
15
0
-15
2022
2023
2024
2025
2026

FORWARD-LOOKING TARGETS OF SALES, REVENUES AND MARGINS, CANNOT BE GUARANTEED.

Bud Love™